Exhibit 1

For Immediate Release

Alliance Atlantis Plan of Arrangement Scheduled to Close on August 15, 2007

TORONTO (July 30, 2007) – CanWest Global Communications Corp. (“CanWest”), Goldman Sachs Capital Partners (“Goldman Sachs”) and Alliance Atlantis Communications Inc. (“Alliance Atlantis”) announced today that the previously announced Plan of Arrangement (the “Arrangement”), pursuant to which AA Acquisition Corp. (“Acquireco”), a subsidiary of CanWest, will acquire all of the outstanding shares of Alliance Atlantis Communications Inc. (“Alliance Atlantis”) for $53.00 cash per share, is now scheduled to close on August 15, 2007. At the request of Acquireco, Alliance Atlantis has agreed to extend the outside date for the closing of the Arrangement from August 7, 2007 to August 15, 2007.

The extension of the outside date has been agreed in order for an affiliate of Acquireco to complete its debt financing, the proceeds of which will be used to finance part of the consideration for the Arrangement, and for the parties to complete the definitive documentation for this transaction.

Acquireco has confirmed to Alliance Atlantis that it is fully committed to closing the Arrangement on August 15, 2007 and that it has written commitments from its banking syndicate for bridge financing to complete the Arrangement in accordance with the terms of the Arrangement Agreement. The bridge financing replaces the originally contemplated high yield debt offering.

About Alliance Atlantis Communications Inc.

Alliance Atlantis offers Canadians 13 well-branded specialty channels boasting targeted, high-quality programming. Alliance Atlantis also co-produces and distributes the hit CSI franchise and indirectly holds a 51% limited partnership interest in Motion Picture Distribution LP, a leading distributor of motion pictures in Canada, with motion picture distribution operations in the United Kingdom and Spain. Alliance Atlantis' shares are listed on the Toronto Stock Exchange-trading symbols AAC.A and AAC.B. Alliance Atlantis' website is www.allianceatlantis.com.

About CanWest Global Communications Corp.

CanWest Global Communications Corp. (www.canwestglobal.com) an international media company listed on the TSX (trading symbols: CGS and CGS.A) is Canada’s largest publisher of English language daily newspapers, and owns, operates and/or holds substantial interests in free-to-air and subscription-based television networks, out-of-home advertising, web sites, and radio stations and networks in Canada, New Zealand, Australia, Singapore, Indonesia, Turkey, the United States and the United Kingdom.

About Goldman Sachs

Founded in 1869, Goldman Sachs is one of the oldest and largest investment banking firms. Goldman Sachs is also a global leader in private corporate equity and mezzanine investing. Established in 1991, the GS Capital Partners Funds are part of the firm's Principal Investment Area in the Merchant Banking Division. Goldman Sachs' Principal Investment Area has formed 13 investment vehicles aggregating US$56 billion of capital to date. For more information, please visit www.gs.com/pia.

Forward-Looking Statements

This news release includes forward-looking statements which reflect the current expectations of Alliance Atlantis and CanWest. Forward-looking statements are those which are not historical fact and include in this news release statements relating to AA Acquisition Corp.'s ability to raise the financing required for closing. The reader should not place undue reliance on such forward-looking statements. They involve known and unknown risks, uncertainties and other factors that may cause them to differ materially from anticipated future results or expectations expressed or implied by such forward-looking statements, including the risk that the Arrangement will not be successfully completed for any reason (including the failure to obtain the required financing). Certain risks, uncertainties and other factors are described in materials filed by Alliance Atlantis and CanWest with the security regulatory authorities in Canada from time to time, which are available at www.sedar.com. Neither Alliance Atlantis nor CanWest undertakes any obligation to publicly update or revise any forward-looking statements or information, whether as a result of new information, future events or otherwise.

For further information:

Alliance Atlantis, Jennifer Bell, tel. (416) 934-7854;

CanWest Global, Deb Hutton, tel. (416) 383-2442;

GS Capital Partners, Andrea Raphael, tel. (212) 357-0025